UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2019

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains a copy of the press release entitled “Textainer Group Holdings Limited Reports Third-Quarter 2019 Results,” dated October 31, 2019.

Exhibit

1.	Press Release dated October 31, 2019

Textainer Group Holdings Limited

Reports Third-Quarter 2019 Results

HAMILTON, Bermuda – (BUSINESS WIRE) – October 31, 2019 –Textainer Group Holdings Limited (NYSE: TGH) (“Textainer”, “the Company”, “we” and “our”), one of the world’s largest lessors of intermodal containers, today reported financial results for the third-quarter ended September 30, 2019.

Key Financial Information (in thousands except for per share and TEU amounts) and Business Highlights:

	QTD
	Q3 2019	Q2 2019	Q3 2018
Lease rental income (1)	$154,665	$155,110	$157,760
Gain on sale of owned fleet containers, net	$6,092	$5,404	$8,450
Income from operations	$53,487	$45,918	$37,156
Net income attributable to Textainer Group Holdings Limited common shareholders	$10,578	$314	$1,913
Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share	$0.18	$0.01	$0.03
Adjusted net income (2)	$12,950	$9,006	$4,815
Adjusted net income per diluted common share (2)	$0.22	$0.16	$0.08
Adjusted EBITDA (2)	$118,254	$114,745	$113,697
Average fleet utilization	97.3%	97.9%	98.0%
Total fleet size at end of period (TEU)	3,557,466	3,601,681	3,451,293
Owned percentage of total fleet at end of period	80.7%	80.9%	76.8%

(1)	“Lease rental income” includes both owned and managed fleet lease rental income. See note (a) within the attached Condensed Consolidated Statements of Comprehensive Income.

(2)

“Adjusted net income” and “Adjusted EBITDA” are Non-GAAP Measures that are reconciled to GAAP measures in section “Reconciliation of GAAP financial measures to non-GAAP financial measures” below. Section “Reconciliation of GAAP financial measures to non-GAAP financial measures” provides certain qualifications and limitations on the use of Non-GAAP Measures.

•	Lease rental income of $154.7 million for the third quarter, as compared to $155.1 million in the second quarter of 2019;
•	Adjusted net income of $13.0 million for the third quarter, or $0.22 per diluted common share, as compared to $9.0 million, or $0.16 per diluted common share in the second quarter of 2019;
•	Adjusted EBITDA of $118.3 million for the third quarter, as compared to $114.7 million in the second quarter of 2019;
•	Utilization averaged 97.3% for the third quarter, as compared to 97.9% for the second quarter of 2019;
•	Container investments of approximately $67 million during the third quarter, for a total of $710 million delivered through the first nine months of the year; and
•	Repurchased approximately 240,000 shares of common stock during the third quarter under the share repurchase program authorized on August 29, 2019.

“Textainer’s performance was resilient in a generally lackluster market environment, delivering a stable lease rental income of $154.7 million and Adjusted EBITDA of $118.3 million. Adjusted net income was $13.0 million or $0.22 per share, comparing well against $9.0 million or $0.16 per share in the second quarter,” stated Olivier Ghesquiere, President and Chief Executive Officer of Textainer Group Holdings Limited.

Ghesquiere continued, “Market activity remained slow in the third quarter, as the traditional peak season did not materialize given the ongoing trade tensions and slower economic growth. As such, we have limited our incremental container investment to $67 million delivered during the third quarter and remain focused on a disciplined profit improvement strategy targeting specific yield and return thresholds.”

Ghesquiere concluded, “While the overall market activity remains muted and is reflected in our operating results, we have taken a number of actions this year to enhance shareholder value. We have improved our capital structure through our previously announced new debt offering and facility refinancing, which leaves us strongly positioned to participate in any future rebound in market demand.

We repurchased approximately 240,000 shares of our common stock during the third quarter under our $25 million share repurchase program, which commenced in September 2019. We are investing in technology and personnel while implementing cost cutting initiatives that lower operating expenses. Finally, also in September, we announced plans to dual list our shares on the Johannesburg Stock Exchange to enable Trencor to distribute its Textainer shares to its shareholders, which we believe will lead to a broader and deeper shareholder base over the longer term.”

Third-Quarter Results

Lease rental income was essentially stable with a decrease of $0.4 million from the second quarter of 2019 and a decrease of $3.1 million from the third quarter of 2018, which reflected the impact of lower utilization.

Gain on sale of owned fleet containers, net, increased $0.7 million from the second quarter of 2019, due to an increase in the number of containers sold, partially offset by a reduction in the average gain per container sold. Gain on sale of owned fleet containers, net, decreased $2.4 million from the third quarter of 2018, due to a reduction in the average gain per container sold.

Trading container margin decreased $1.0 million from the second quarter of 2019, due to a decrease in both sales volume and per unit margin.  Trading container margin increased $0.6 million from the third quarter of 2018, due to an increase in both sales volume and per unit margin.

Direct container expense – owned fleet, increased $1.1 million compared to the second quarter of 2019, primarily due to an increase in storage costs, partially offset by reductions in other direct costs. Direct container expense – owned fleet, decreased $2.3 million compared to the third quarter of 2018 from a reduction in repositioning expense, partially offset by higher storage costs.

Depreciation expense increased $3.5 million compared to the second quarter of 2019 and decreased $1.2 million compared to the third quarter of 2018, primarily due to mark to market adjustments on certain containers held for sale.  Changes to the carrying value are necessary for certain containers based on the prevailing market value in the locations where they are located when put to disposal.  In the aggregate across all locations, the average sales proceeds less cost to sell exceeds the average carrying value of all containers held for sale.

General and administrative expense was flat from the second quarter of 2019 and decreased $3.1 million from the third quarter of 2018. The third quarter of 2018 included $2.4 million in costs associated with departing senior executive personnel.

Container lessee default recovery, net, of $0.2 million, compared to an expense of $8.6 million in the second quarter of 2019. The second quarter of 2019 included a $9.1 million charge for the estimated unrecoverable containers held by a non-performing lessee.  Container lessee default expense, net, was $10.9 million in the third quarter of 2018, which included $2.5 million in container recovery costs and a $8.1 million charge for the estimated unrecoverable containers from two non-performing lessees.

Bad debt recovery was $1.2 million, due to improved financial conditions for certain lessees. Bad debt expense of $3.7 million in the second quarter 2019 included $3.3 million to fully reserve for a non-performing lessee.

Interest expense increased $1.8 million and $4.3 million, compared to the second quarter of 2019 and third quarter of 2018, respectively, primarily due to a higher average debt balance, partially offset by a decrease in interest rates. Realized gain on interest rate swaps, collars and caps, net, decreased $0.9 million and $1.1 million, compared to the second quarter 2019 and third quarter of 2018, respectively, primarily due to a decrease in interest rates.

Unrealized loss on interest rate swaps, collars and caps, net, was $2.5 million for the third quarter of 2019, resulting from a decrease in the forward LIBOR curve at the end of the quarter which reduced the value of the current interest rate derivatives. This is a non-cash loss that flows through net income as the Company has elected not to designate these derivative instruments under hedge accounting. Textainer manages interest rate risk on a portion of its floating rate debt by entering into interest rate derivatives. This hedging policy lessens volatility from the effective interest rate. Textainer intends to hold the underlying hedges until maturity.

Conference Call and Webcast

A conference call to discuss the financial results for the third quarter 2019 will be held at 5:00 pm EDT on Thursday, October 31, 2019. The dial-in number for the conference call is 1-877-407-9039 (U.S. & Canada) and 1-201-689-8470 (International). The call and archived replay may also be accessed via webcast on Textainer’s Investor Relations website at http://investor.textainer.com.

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is one of the world’s largest lessors of intermodal containers with more than 3.5 million TEU in our owned and managed fleet. We lease containers to approximately 250 customers, including all of the world’s leading international shipping lines, and other lessees. Our fleet consists of standard dry freight, refrigerated intermodal containers, and dry freight specials. We also lease tank containers through our relationship with Trifleet Leasing and are a supplier of containers to the U.S. Military. Textainer is one of the largest and most reliable suppliers of new and used containers. In addition to selling older containers from our lease fleet, we buy older containers from our shipping line customers for trading and resale. We sold an average of almost 140,000 containers per year for the last five years to more than 1,500 customers making us one of the largest sellers of used containers. Textainer operates via a network of 14 offices and approximately 500 independent depots worldwide.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and may relate to, but are not limited to, expectations or estimates of future operating results or financial performance, capital expenditures, introduction of new products, regulatory compliance, plans for growth and future operations, as well as assumptions relating to the foregoing. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential,” “continue” or the negative of these terms or other similar terminology. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. These risks and uncertainties include, without limitation, the following items that could materially and negatively impact our business, results of operations, cash flows, financial condition and future prospects: any deceleration or reversal of the current domestic and global economic conditions; lease rates may decrease and lessees may default, which could decrease revenue and increase storage, repositioning, collection and recovery expenses; the demand for leased containers depends on many political and economic factors and is tied to international trade and if demand decreases due to increased barriers to trade or political or economic factors, or for other reasons, it reduces demand for intermodal container leasing; as we increase the number of containers in our owned fleet, we increase our capital at risk and may need to incur more debt, which could result in financial instability; Textainer faces extensive competition in the container leasing industry which tends to depress returns; the international nature of the container shipping industry exposes Textainer to numerous risks; gains and losses associated with the disposition of used equipment may fluctuate; our indebtedness reduces our financial flexibility and could impede our ability to operate; and other risks and uncertainties, including those set forth in Textainer’s filings with the Securities and Exchange Commission. For a discussion of some of these risks and uncertainties, see Item 3 “Key Information— Risk Factors” in Textainer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 25, 2019.

Textainer’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

Textainer Group Holdings Limited

Investor Relations

Phone: +1 (415) 658-8333

ir@textainer.com

###

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

Three and Nine Months Ended September 30, 2019 and 2018

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended September 30,				Nine Months Ended September 30,
	2019		2018		2019		2018
Revenue:
Lease rental income - owned fleet		$129,372		$129,834		$387,651		$371,639
Lease rental income - managed fleet (a)		25,293		27,926		77,650		83,950
Lease rental income		154,665		157,760		465,301		455,589

Management fees - non-leasing (a)		1,582		1,994		5,823		6,279

Trading container sales proceeds (b)		11,852		7,123		40,679		12,681
Cost of trading containers sold (b)		(9,469)		(5,319)		(32,371)		(10,535)
Trading container margin		2,383		1,804		8,308		2,146

Gain on sale of owned fleet containers, net (b)		6,092		8,450		18,263		26,480

Operating expenses:
Direct container expense - owned fleet (c)		11,810		14,072		34,071		41,105
Distribution to managed fleet container investors (a)		23,318		25,889		71,535		77,651
Depreciation expense (d)		67,644		68,821		194,243		184,699
Container lessee default (recovery) expense, net (c)		(184)		10,869		7,718		11,005
Amortization expense		481		439		1,576		3,219
General and administrative expense (e)		9,364		12,487		28,638		33,665
Bad debt (recovery) expense, net		(1,198)		275		2,650		1,058
Gain on insurance recovery and legal settlement		-		-		(841)		-
Total operating expenses		111,235		132,852		339,590		352,402
Income from operations		53,487		37,156		158,105		138,092
Other (expense) income:
Interest expense		(39,970)		(35,706)		(115,699)		(101,838)
Write-off of unamortized deferred debt issuance costs and bond discounts		-		(881)		-		(881)
Interest income		680		446		2,047		1,153
Realized gain on interest rate swaps, collars and caps, net		170		1,268		2,709		3,951
Unrealized (loss) gain on interest rate swaps, collars and caps, net		(2,478)		22		(18,315)		2,248
Other, net		(10)		(1)		(10)		(1)
Net other expense		(41,608)		(34,852)		(129,268)		(95,368)
Income before income tax and noncontrolling interests		11,879		2,304		28,837		42,724
Income tax (expense) benefit		(1,318)		224		(1,470)		(1,262)
Net income		10,561		2,528		27,367		41,462
Less: Net loss (income) attributable to the noncontrolling interests	17		(615)		575		(3,325)
Net income attributable to Textainer Group Holdings Limited common shareholders	$10,578		$1,913		$27,942		$38,137
Net income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$0.18		$0.03		$0.49		$0.67
Diluted	$0.18		$0.03		$0.49		$0.66
Weighted average shares outstanding (in thousands):
Basic	57,503		57,212		57,493		57,144
Diluted	57,598		57,426		57,586		57,438
Other comprehensive income:
Foreign currency translation adjustments		(119)		(93)		(52)		(82)
Comprehensive income		10,442		2,435		27,315		41,380
Comprehensive loss (income) attributable to the noncontrolling interests		17		(615)		575		(3,325)
Comprehensive income attributable to Textainer Group Holdings Limited common shareholders		$10,459		$1,820		$27,890		$38,055

(a)

Management fees for managed fleet leasing revenue for the periods ended September 30, 2018 have been reclassified to present the gross amount of revenue and expense under separate line items “lease rental income – managed fleet” and “distribution to managed fleet container investors” to conform with the 2019 presentation. Management fees - non-leasing include acquisition fees and sales commission earned on the managed fleet.

(b)	Amounts for the periods ended September 30, 2018 have been reclassified to conform with the 2019 presentation.

(c)

Amounts for container write-down and container recovery costs from lessee default for the periods ended September 30, 2018 have been reclassified out of the previously reported line item “container impairment” and “direct container expense – owned fleet” and included within “container lessee default (recovery) expense, net” to conform with the 2019 presentation.

(d)

Amounts to write-down the carrying value of containers held for sale to their estimated fair value less costs to sell for the periods ended September 30, 2018 have been reclassified out of the previously reported line item “container impairment” and included within “depreciation expense” to conform with the 2019 presentation.

(e)

Amounts for the periods ended September 30, 2018 have been reclassified out of the separate line items “short term incentive compensation expense” and “long term incentive compensation expense” and included within “general and administrative expense” to conform with the 2019 presentation.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

September 30, 2019 and December 31, 2018

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2019	2018
Assets
Current assets:
Cash and cash equivalents	$163,387	$137,298
Accounts receivable, net of allowance for doubtful accounts of $7,068 and $5,729, respectively (a)	124,505	134,225
Net investment in direct financing and sales-type leases	36,811	39,270
Container leaseback financing receivable	18,464	-
Trading containers	26,549	40,852
Containers held for sale	27,452	21,874
Prepaid expenses and other current assets (a)	15,303	23,139
Due from affiliates, net	1,666	1,692
Total current assets	414,137	398,350
Restricted cash	104,087	87,630
Containers, net of accumulated depreciation of $1,415,081 and $1,322,221, respectively	4,117,631	4,134,016
Net investment in direct financing and sales-type leases	223,723	127,790
Container leaseback financing receivable	248,627	-
Fixed assets, net of accumulated depreciation of $11,975 and $11,525, respectively	1,333	2,066
Intangible assets, net of accumulated amortization of $44,842 and $43,266, respectively	5,808	7,384
Interest rate swaps, collars and caps	426	5,555
Deferred taxes	2,080	2,087
Other assets	14,441	3,891
Total assets	$5,132,293	$4,768,769
Liabilities and Equity
Current liabilities:
Accounts payable and accrued expenses (a)	$24,009	$27,297
Container contracts payable	7,005	42,710
Other liabilities	2,262	219
Due to container investors, net (a)	27,742	30,672
Debt, net of unamortized deferred financing costs of $7,926 and $5,738, respectively	278,707	191,689
Total current liabilities	339,725	292,587
Debt, net of unamortized deferred financing costs of $22,055 and $22,248, respectively	3,469,651	3,218,138
Interest rate swaps, collars and caps	16,825	3,639
Income tax payable	9,845	9,570
Deferred taxes	7,992	7,039
Other liabilities	26,917	1,805
Total liabilities	3,870,955	3,532,778
Equity:
Textainer Group Holdings Limited shareholders' equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; 58,079,743 shares issued and 57,208,954 shares outstanding at 2019; 58,032,164 shares issued and 57,402,164 shares outstanding at 2018	581	581
Treasury shares, at cost, 870,789 shares and 630,000 shares, respectively	(11,707)	(9,149)
Additional paid-in capital	409,417	406,083
Accumulated other comprehensive loss	(488)	(436)
Retained earnings	837,676	809,734
Total Textainer Group Holdings Limited shareholders’ equity	1,235,479	1,206,813
Noncontrolling interests	25,859	29,178
Total equity	1,261,338	1,235,991
Total liabilities and equity	$5,132,293	$4,768,769

(a) Certain amounts for the year ended December 31, 2018 have been reclassified to report the gross amounts of accounts receivable, prepaid expenses, accounts payable and accrued expenses arising from the managed fleet instead of the net presentation previously reported within “due to container investors, net”.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Nine Months Ended September 30, 2019 and 2018

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2019	2018
Cash flows from operating activities:
Net income	$27,367	$41,462
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense (a)	194,243	184,699
Container write-down from lessee default, net (b)	7,154	8,426
Bad debt expense, net	2,650	1,058
Unrealized loss (gain) on interest rate swaps, collars and caps, net	18,315	(2,248)
Amortization and write-off of unamortized deferred debt issuance costs and accretion of bond discounts	5,922	7,616
Amortization of intangible assets	1,576	3,219
Gain on sale of owned fleet containers, net	(18,263)	(26,480)
Gain on insurance recovery and legal settlement	(841)	—
Share-based compensation expense	3,213	6,334
Changes in operating assets and liabilities	80,875	44,469
Total adjustments	294,844	227,093
Net cash provided by operating activities	322,211	268,555
Cash flows from investing activities:
Purchase of containers and fixed assets	(449,105)	(572,948)
Payments on container leaseback financing receivable	(271,976)	—
Receipt of principal payments on container leaseback financing receivable	2,083	—
Proceeds from sale of containers and fixed assets	111,523	106,504
Net cash used in investing activities	(607,475)	(466,444)
Cash flows from financing activities:
Proceeds from debt	995,134	1,688,026
Principal payments on debt	(654,723)	(1,476,401)
Purchase of treasury shares	(2,558)	—
Debt issuance costs	(7,368)	(10,017)
Dividends paid to noncontrolling interest	(2,744)	(1,996)
Issuance of common shares upon exercise of share options	121	52
Net cash provided by financing activities	327,862	199,664
Effect of exchange rate changes	(52)	(82)
Net increase in cash, cash equivalents and restricted cash	42,546	1,693
Cash, cash equivalents and restricted cash, beginning of the year	224,928	237,569
Cash, cash equivalents and restricted cash, end of the period	$267,474	$239,262

(a)

Amount to write-down the carrying value of containers held for sale to their estimated fair value less costs to sell for the period ended September 30, 2018 has been reclassified out of the previously reported line item “container impairment” and included within “depreciation expense” to conform with the 2019 presentation.

(b)

Amounts for container write-down and container recovery costs from lessee default for the period ended September 30, 2018 have been reclassified out of the previously reported line item “container impairment” and “direct container expense – owned fleet” and included within “container lessee default (recovery) expense, net” to conform with the 2019 presentation.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Reconciliation of GAAP financial measures to non-GAAP financial measures

Three and Nine Months Ended September 30, 2019 and 2018

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

The following is a reconciliation of certain GAAP measures to non-GAAP financial measures (such items listed in (a) to (c) below and defined as “Non-GAAP Measures”) for the three and nine months ended September 30, 2019 and 2018, including:

(a)

net income attributable to Textainer Group Holdings Limited common shareholders to adjusted EBITDA (Adjusted EBITDA defined as net income attributable to Textainer Group Holdings Limited common shareholders before interest income and expense, write-off of unamortized deferred debt issuance costs and bond discounts, realized gain on interest rate swaps, collars and caps, net, unrealized loss (gain) on interest rate swaps, collars and caps, net, costs associated with departing senior executives, gain on insurance recovery and legal settlement, income tax expense, net income attributable to the noncontrolling interests (“NCI”), depreciation expense, container impairment, amortization expense and the related impact of reconciling items on net income attributable to the NCI);

(b)

net income attributable to Textainer Group Holdings Limited common shareholders to adjusted net income (defined as net income attributable to Textainer Group Holdings Limited common shareholders before the write-off of unamortized deferred debt issuance costs and bond discounts, unrealized loss (gain) on interest rate swaps, collars and caps, net, costs associated with departing senior executives, gain on insurance recovery and legal settlement, the related impact of reconciling items on income tax expense and net income attributable to the NCI); and

(c)

net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share to adjusted net income per diluted common share (defined as net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share before the write-off of unamortized deferred debt issuance costs and bond discounts, unrealized loss (gain) on interest rate swaps, collars and caps, net, costs associated with departing senior executives, gain on insurance recovery and legal settlement, the related impact of reconciling items on income tax expense and net income attributable to the NCI).

Non-GAAP Measures are not financial measures calculated in accordance with U.S. generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income, income from operations or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. Non-GAAP Measures are presented solely as supplemental disclosures. Management believes that adjusted EBITDA may be a useful performance measure that is widely used within our industry and adjusted net income may be a useful performance measure because Textainer intends to hold its interest rate swaps, collars and caps until maturity and over the life of an interest rate swap, collar or cap the unrealized loss (gain) will net to zero. Adjusted EBITDA is not calculated in the same manner by all companies and, accordingly, may not be an appropriate measure for comparison.

Management also believes that adjusted net income and adjusted net income per diluted common share are useful in evaluating our operating performance because unrealized loss (gain) on interest rate swaps, collars and caps, net, is a noncash, non-operating item. We believe Non-GAAP Measures provide useful information on our earnings from ongoing operations. We believe that adjusted EBITDA provides useful information on our ability to service our long-term debt and other fixed obligations and on our ability to fund our expected growth with internally generated funds. Non-GAAP Measures have limitations as analytical tools, and you should not consider either of them in isolation, or as a substitute for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are:

•	They do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;
•	They do not reflect changes in, or cash requirements for, our working capital needs;
•	Adjusted EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on our debt;
•

Although depreciation expense and container impairment are a noncash charge, the assets being depreciated may be replaced in the future, and neither adjusted EBITDA, adjusted net income or adjusted net income per diluted common share reflects any cash requirements for such replacements;

•	They are not adjusted for all noncash income or expense items that are reflected in our statements of cash flows; and
•	Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2019	2018	2019	2018
	(Dollars in thousands)		(Dollars in thousands)
	(Unaudited)		(Unaudited)
Reconciliation of adjusted net income:
Net income attributable to Textainer Group Holdings Limited common shareholders	$10,578	$1,913	$27,942	$38,137
Adjustments:
Write-off of unamortized deferred debt issuance costs and bond discounts	—	881	—	881
Unrealized loss (gain) on interest rate swaps, collars and caps, net	2,478	(22)	18,315	(2,248)
Costs associated with departing senior executives	—	2,368	—	2,368
Gain on insurance recovery and legal settlement	—	—	(841)	—
Impact of reconciling items on income tax expense (benefit)	(27)	(506)	(173)	(484)
Impact of reconciling items on net (loss) income attributable to the noncontrolling interests	(79)	181	(845)	900
Adjusted net income	$12,950	$4,815	$44,398	$39,554
Reconciliation of adjusted net income per diluted common share:
Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share	$0.18	$0.03	$0.49	$0.66
Adjustments:
Write-off of unamortized deferred debt issuance costs and bond discounts	—	0.02	—	0.02
Unrealized loss (gain) on interest rate swaps, collars and caps, net	0.04	—	0.32	(0.04)
Costs associated with departing senior executives	—	0.04	—	0.04
Gain on insurance recovery and legal settlement	—	—	(0.02)	—
Impact of reconciling items on income tax expense (benefit)	—	(0.01)	—	(0.01)
Impact of reconciling items on net (loss) income attributable to the noncontrolling interests	—	—	(0.02)	0.02
Adjusted net income per diluted common share	$0.22	$0.08	$0.77	$0.69

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2019	2018	2019	2018
	(Dollars in thousands)		(Dollars in thousands)
	(Unaudited)		(Unaudited)
Reconciliation of adjusted EBITDA:
Net income attributable to Textainer Group Holdings Limited common shareholders	$10,578	$1,913	$27,942	$38,137
Adjustments:
Interest income	(680)	(446)	(2,047)	(1,153)
Interest expense	39,970	35,706	115,699	101,838
Write-off of unamortized deferred debt issuance costs and bond discounts	—	881	—	881
Realized gain on interest rate swaps, collars and caps, net	(170)	(1,268)	(2,709)	(3,951)
Unrealized loss (gain) on interest rate swaps, collars and caps, net	2,478	(22)	18,315	(2,248)
Costs associated with departing senior executives	—	2,368	—	2,368
Gain on insurance recovery and legal settlement	—	—	(841)	—
Income tax expense (benefit)	1,318	(224)	1,470	1,262
Net (loss) income attributable to the noncontrolling interests	(17)	615	(575)	3,325
Depreciation expense	67,644	68,821	194,243	184,699
Container write-down from lessee default, net	(576)	8,407	7,154	8,426
Amortization expense	481	439	1,576	3,219
Impact of reconciling items on net (loss) income attributable to the noncontrolling interests	(2,772)	(3,493)	(9,099)	(8,713)
Adjusted EBITDA	$118,254	$113,697	$351,128	$328,090

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2019

Textainer Group Holdings Limited

/s/ OLIVIER GHESQUIERE
Olivier Ghesquiere
President and Chief Executive Officer